                       SECURITIES AND EXCHANGE COMMISSION
                             WASHINGTON, D.C. 20549


                                    FORM 6-K


          REPORT OF FOREIGN ISSUER PURSUANT TO SECTION 13a-16 OR 15d-16
                     OF THE SECURITIES EXCHANGE ACT OF 1934

             For the Month Ended                         Commission file number
             June 30, 2005             0-14884


            Exact name of the registrant as specified in its charter

                              SAND TECHNOLOGY INC.

                          Jurisdiction of Incorporation
                                     CANADA

                     Address of principal executive offices:

                             215 REDFERN, SUITE 410
                        WESTMOUNT, QUEBEC, CANADA H3Z 3L5

                            TELEPHONE (514) 939-3477


         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                  Form 20-F   X                               Form 40-F
                            ------                                      ------


         Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                  Yes  _____                                           No   X
                                                                          -----


          If "Yes" is marked, indicated below the file number assigned to the
registrant in connection with Rule 12g3-2(b): 82-      N/A.


                           Total number of pages is 24

               Sand Technology Inc. (the "Company") incorporates this Form 6-K Report by reference into the Prospectus contained in the Company's Registration Statement on Form F-3 (333-51014).

[SAND TECHNOLOGY LOGO]

                                       MEDIA:              INVESTOR RELATIONS:
                                       Robert Thompson
                                       Sand Technology     de Jong & Associates,
                                       pr@sand.com         sndt@dejong.org
                                       +(1) 401/862-3538   +(1) 760/943-9065
PRESS RELEASE

                 SAND TECHNOLOGY ANNOUNCES THIRD QUARTER RESULTS

             FOCUSING OPERATIONS ON KEY GROWTH AREAS, PROFITABILITY

MONTREAL JUNE 14TH, 2005 - SAND Technology Inc. (NASDAQ: SNDT), an innovator in analytic application infrastructure, today reported a loss for its third operating quarter, ended April 30th, of $1,778,273 or $0.14 per share on revenues of $1,279,434, compared to a loss for its second operating quarter of fiscal year 2005 of $1,493,903 or $0.12 per share on revenues of $2,029,750.

"Though revenues for the first 9 months of this fiscal year already approach those for the full 2004 fiscal year, this quarter interrupts our trend of steadily improving quarters and is clearly a disappointment," stated SAND CEO Arthur Ritchie. "While our new sales organizations in both the UK and North America did not kick into gear this quarter as anticipated, we continue to make significant progress on the adoption of our products and market offerings by leading industry software vendors and systems integrators. We are very confident based on key partner feedback that substantial market gains will be made in the quarters to come and are taking steps to preserve cash reserves to carry us through that period."

A conference call hosted by Mr. Ritchie will be held on June 16th, 2005 at 4:00 p.m. (EDT) to discuss SAND's financial results. Investors and other interested parties may participate in the conference call by dialling (416) 695-9743.

For those who cannot participate in the live call, a replay of the conference call will be available at www.sand.com after 7:00 p.m. on the day of the call and will run for one month. Listening to the replay of the call requires Windows Media Player and appropriate hardware.

ABOUT SAND TECHNOLOGY(R)

SAND's advanced analytic data management products empower users with a better understanding of their business environment through better access to their business data. SAND Searchable Archive allows organizations to cost-effectively retain data for extended periods of time while the SAND Analytic Server facilitates better business insight.

SAND Technology-based solutions include CRM analytics, financial analysis, regulatory compliance and specialized Business Intelligence applications for government and security, healthcare, telecom-munications, financial services, retail and other business sectors.

SAND Technology has offices in the United States, Canada, the United Kingdom and Central Europe, and is traded on NASDAQ under the symbol SNDT. For more information, visit www.sand.com

--------------------------------------------------------------------------------

All Rights Reserved. SAND Technology and Nucleus are registered trademarks, and SAND Analytic Server, SAND Searchable Archive, See What's on the Horizon, ANALYTICS @ THE SPEED OF BUSINESS, and all related SAND- and Nucleus-based marks and designs, are trademarks of SAND Technology Inc.

Certain statements contained in this press release are "forward looking statements" within the meaning of the United States Securities Act of 1933 and of the United States Securities Exchange Act of 1934. The forward-looking statements are intended to be subject to the safe harbour protection provided by these Acts. We have based these forward-looking statements on our current expectations and projections about future results, levels of activity, events, trends or plans. Such forward-looking statements are not guarantees and are subject to known and unknown risks, uncertainties and other factors which may cause the actual results, performance or achievements of SAND to be materially different from any future results, performance or achievements expressed or implied by such forward-looking statements. All forward looking statements included in this press release are based on current expectations and on information available to SAND on the date of this press release. For a more detailed discussion of these risks and uncertainties and other business risks, see SAND's current Annual Report and SAND's reports to the Securities and Exchange Commission. You are cautioned not to place undue reliance on forward-looking statements, which speak only as of the date made. We undertake no obligation to publicly release the result of any revision of these forward-looking statements to reflect events or circumstances after the date they are made or to reflect the occurrence of unanticipated events.

                              SAND TECHNOLOGY INC.

CONSOLIDATED STATEMENT OF OPERATIONS
(UNAUDITED)


                                                                                  IN CANADIAN DOLLARS

                                     3 Months Ended        9 Months Ended        3 Months Ended        9 Months Ended
                                       Apr. 30, 2005       Apr. 30, 2005         Apr. 30, 2004         Apr. 30, 2004
                                     ---------------       --------------        ---------------     ----------------
Revenues                                $1,279,434            $5,030,841             $1,442,302           $3,872,091

Cost of Sales and Product                $(346,095)          $(1,328,460)             $(393,062)         $(1,192,690)
Support

Research and Development Costs           $(704,663)          $(2,473,974)             $(651,569)         $(2,451,748)

Amortization of capital assets            $(71,800)            $(207,286)              $(53,295)           $(166,450)
and acquired technology

Selling, general and                   $(1,973,532)          $(6,290,926)           $(1,839,149)         $(5,356,052)
administrative expenses

Operating Income (Loss)                $(1,816,656)          $(5,269,805)           $(1,494,773)         $(5,294,849)

Interest Income, Net                       $38,383              $131,929                $71,262             $277,987

Net earnings (loss)                    $(1,778,273)          $(5,137,876)           $(1,423,511)         $(5,016,862)

Earnings (loss) per share                   ($0.14)               ($0.40)                ($0.11)              ($0.38)

Weighted average number of              12,818,189            12,874,725             13,070,829           13,095,997
shares outstanding



                                                       -30-

                                            SAND TECHNOLOGY INC.


                                            MANAGEMENT'S DISCUSSION AND ANALYSIS

                                            QUARTERLY REPORT

                                            THIRD QUARTER ENDED APRIL 30, 2005

MANAGEMENT'S DISCUSSION AND ANALYSIS - APRIL 30, 2005

THIS MANAGEMENT DISCUSSION AND ANALYSIS SHOULD BE READ IN CONJUNCTION WITH THE ATTACHED APRIL 30, 2005 UNAUDITED CONSOLIDATED BALANCE SHEETS, CONSOLIDATED STATEMENTS OF OPERATIONS, CONSOLIDATED STATEMENT OF CASH FLOWS AND NOTES TO THE CONDENSED CONSOLIDATED FINANCIAL STATEMENTS. READERS SHOULD ALSO REFER TO SAND'S 2004 MANAGEMENT'S DISCUSSION AND ANALYSIS OF FINANCIAL CONDITION AND RESULTS OF OPERATIONS ON PAGES 5 TO 24 OF SAND'S 2004 ANNUAL REPORT.

CERTAIN STATEMENTS CONTAINED IN THIS DISCUSSION ARE "FORWARD-LOOKING STATEMENTS" WITHIN THE MEANING OF THE UNITED STATES SECURITIES REFORM ACT OF 1933 AND OF THE UNITED STATES SECURITIES EXCHANGE ACT OF 1934. THE FORWARD-LOOKING STATEMENTS ARE INTENDED TO BE SUBJECT TO THE SAFE HARBOUR PROTECTION PROVIDED BY THESE ACTS. WE HAVE BASED THESE FORWARD-LOOKING STATEMENTS ON OUR CURRENT EXPECTATIONS AND PROJECTIONS ABOUT FUTURE RESULTS, LEVEL OF ACTIVITY, EVENTS, TRENDS OR PLANS. SUCH FORWARD-LOOKING STATEMENTS ARE NOT GUARANTEES AND ARE SUBJECT TO KNOWN AND UNKNOWN RISKS, UNCERTAINTIES AND OTHER FACTORS WHICH MAY CAUSE THE ACTUAL RESULTS, PERFORMANCE OR ACHIEVEMENTS OF SAND TO BE MATERIALLY DIFFERENT FROM ANY FUTURE RESULTS, PERFORMANCE OR ACHIEVEMENTS EXPRESSED OR IMPLIED BY SUCH FORWARD-LOOKING STATEMENTS. IN SOME CASES, YOU CAN IDENTIFY FORWARD-LOOKING STATEMENTS BY TERMINOLOGY SUCH AS "GUIDANCE", "MAY", "WILL", "SHOULD", "COULD", "WOULD", "EXPECT", "PLAN", "ANTICIPATE", "BELIEVE", "ESTIMATE", "CONTINUE", OR THE NEGATIVE OF SUCH TERMS OR OTHER SIMILAR EXPRESSIONS. ALL FORWARD-LOOKING STATEMENTS INCLUDED IN THIS DISCUSSION ARE BASED ON CURRENT EXPECTATIONS AND ON INFORMATION AVAILABLE TO THE CORPORATION ON MAY 19, 2005. FOR A MORE DETAILED DISCUSSION OF THESE RISKS AND UNCERTAINTIES AND OTHER BUSINESS RISKS, SEE SAND'S CURRENT ANNUAL REPORT AND ITS REPORTS TO THE SECURITIES AND EXCHANGE COMMISSION. READERS ARE CAUTIONED NOT TO PLACE UNDUE RELIANCE ON FORWARD-LOOKING STATEMENTS, WHICH SPEAK ONLY AS OF THE DATE MADE. WE UNDERTAKE NO OBLIGATION TO PUBLICLY RELEASE THE RESULTS OF ANY REVISION OF THESE FORWARD-LOOKING STATEMENTS TO REFLECT EVENTS OR CIRCUMSTANCES AFTER THE DATE THEY ARE MADE OR TO REFLECT THE OCCURRENCE OF UNANTICIPATED EVENTS.

         SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

         ALL FINANCIAL FIGURES ARE IN CANADIAN DOLLARS UNLESS OTHERWISE NOTED. SAND REPORTS ITS UNAUDITED CONSOLIDATED FINANCIAL STATEMENTS IN CANADIAN DOLLARS AND IN ACCORDANCE WITH CANADIAN GENERALLY ACCEPTED ACCOUNTING PRINCIPLES (GAAP).

OVERVIEW

         At the end of the 2003 fiscal year SAND sold its ClarityBlue systems integration division in order to focus management attention directly on the development of analytic infrastructure software products, notably the SAND Analytic Server, and on executing a solutions partner driven distribution model for these products.

         Under the revised business model our revenues consist of license fees for software products and, in some cases, license revenue for software products utilized internally by partners, as well as fees for a range of associated services, including software maintenance and support, training and system implementation consulting.

         In 2004, we introduced a second product, the SAND Searchable Archive. This product builds on SAND's strength in advanced data management to create a highly compressed database for storing data that may not be of immediate need to an organization but that will be required over time for either historic analysis or regulatory or compliance purposes.

         Our long term direction for our high performance analytical infrastructure products is to ensure that these products become a recognized platform for advanced analytical applications and strategic systems integration assignments. While we will continue to a limited degree to pioneer vertical and application markets through our own direct sales efforts, our long term distribution strategy is to engage a network of industry-leading analytical solutions providers, both application vendors and systems integrators, to incorporate the SAND Analytic Server and the SAND Searchable Archive as a key part of their offering.

         The purchase of our products often requires significant executive-level investment and system design decisions for our customers. Our initial product sales cycles are therefore often lengthy and the timing of sales and associated revenue recognition are difficult to predict. This will be further exacerbated by the less predictable revenue patterns that are traditionally associated with non-direct sales distribution channels.

         Based in part upon our lengthy cycle and the dependency on partners to manage deal flow, we believe that quarterly period-to-period comparisons of our operating results are not meaningful and one should not rely on such comparisons as an indication of our future performance.


RESULTS OF OPERATIONS

THIRD QUARTER OF FISCAL 2005 COMPARED WITH THIRD QUARTER OF FISCAL 2004 AND FIRST NINE MONTHS OF FISCAL 2005 COMPARED WITH FIRST NINE MONTHS OF FISCAL 2004

Revenue

         Our sales for the third quarter ended April 30, 2005 were $1,279,434, a decrease of 11.2% from sales of $1,442,302 for the third quarter ended April 30, 2004.

         Our sales in the third quarter of fiscal 2005 in North America were $564,148 an increase of 67.2% from sales of $337,285 in the third quarter of fiscal 2004. In Europe, sales in the third quarter of fiscal 2005 were $715,286, a decrease of 35.3% from sales of $1,105,017 in the third quarter of fiscal 2004.

         Our sales for the first nine months of fiscal 2005 were $5,030,841, an increase of 29.9% from sales of $3,872,091 for the first nine months of fiscal 2004.

         Our sales in the first nine months of fiscal 2005 in North America were $2,389,980, an increase of 122.1% from sales of $1,075,715 in the first nine months of fiscal 2004. In Europe, sales in the first nine months of fiscal 2005 were $2,640,861, a decrease of 5.6% from sales of $2,796,376 in the first nine months of fiscal 2004.

         In North America the increase in direct revenue stems mostly from sales of product upgrades to existing customers and professional services, while we continue to fully engage other opportunities through our partner channel. In Europe, the decline in revenues stems from the delays incurred in obtaining progress in the procurement process from some opportunities.

         We recognize revenues from software licenses in accordance with the provisions of the American Institute of Certified Public Accountants Statement of Position 97-2, which requires that companies defer revenue and profit recognition if four specified criteria of a sale are not met. In addition, we are required to allocate revenue to multiple element arrangements. We typically contract professional services on a time-and-materials basis and such revenues are recognized as services when they are performed. Revenues from support and maintenance are recognized rateably over the term of the applicable support and maintenance agreement.

Selling, General and Administrative Expenses

         Selling, general and administrative expenses include salaries, commissions and other personnel-related costs, the impact of foreign exchange gains and losses, travel expenses, advertising programs and other promotional activities associated with the selling and marketing of our products and services. Selling, general and administrative expenses increased by 7.3% to $1,973,532 for the third quarter ended April 30, 2005 from $1,839,149 for the third quarter ended April 30, 2004. For the first nine months of fiscal 2005, selling, general and administrative expenses were $6,290,926 compared to $5,356,052 during the first nine months of fiscal 2004, an increase of 17.5%. The increase is largely attributable to the sales related personnel hired during fiscal 2004 and related costs and higher marketing expenses.

Research and Development Expenses

         Research and development expenses consist primarily of salaries and other personnel-related costs of technical and engineering personnel associated with our research and product development activities, including the enhancement and localization of existing products, quality assurance and testing as well as the cost of materials and equipment used in research and development activities. Research and development expenses increased by 8.1% to $704,663 for the third quarter ended April 30, 2005 from $651,569 for the third quarter ended April 30, 2004. For the first nine months of fiscal 2005, research and development expenses were $2,473,974 compared to $2,451,748 during the first nine months of fiscal 2004, an increase of 0.9%. For fiscal 2005, we expect that Research and Development expenditures will not vary significantly in absolute dollars.

Cost of Sales

         Cost of sales consists primarily of the costs related to the sale of third-party software, including certain license fees and royalties, as well as the costs related to systems architects who assist clients to implement systems and provide support services. Cost of sales decreased by 11.9% to $346,095 for the third quarter ended April 30, 2005 from $393,062 for the third quarter ended April 30, 2004. For the first nine months of fiscal 2005, cost of sales were $1,328,460 compared to $1,192,690 during the first nine months of fiscal 2004, an increase of 11.4%. These variances, which reflect the variance in revenue, are primarily due to costs associated with software licenses and salaries and other personnel-related expenses incurred in providing support services and maintenance services. Cost of revenues from services may vary due to the mix of services provided by SAND's personnel relative to services provided by outside consultants and to varying levels of expenditures necessary to build the service sector.

Operations

         SAND incurred a net loss of $1,778,273 in the third quarter ended April 30, 2005 as compared to net loss of $1,423,511 in the third quarter ended April 30, 2004. Net loss was $5,137,876 in the first nine months of fiscal 2005 as compared to a net loss of $5,016,862. These results reflect the current status of the business and distribution model of SAND, as it moves progressively towards being profitable. We believe that this transition is likely to continue during the next few quarters.

Liquidity and Capital Resources

         Cash and investments at April 30, 2005 were $7,410,980 compared with $13,625,785 at April 30, 2004. SAND does not have a line of credit with a commercial bank. We believe that we have sufficient internal resources available to fund our expected working capital through fiscal 2005. SAND expects to reach an improved operating position by adjusting its costs in line with the increased rate of adoption of its products as part of key partner initiatives in the Systems Integration and ERP spaces.

                                        SAND TECHNOLOGY INC.

                                        QUARTERLY REPORT

                                        THIRD QUARTER ENDED APRIL 30, 2005

SAND TECHNOLOGY INC.
CONSOLIDATED BALANCE SHEETS
(IN CANADIAN DOLLARS)

-------------------------------------------------------------------------------------------------------------------
                                                                                    AS AT                As at
                                                                                  APRIL 30,            July 31,
                                                                                    2005                 2004
-------------------------------------------------------------------------------------------------------------------
                                                                                      $                    $
                                                                                 (UNAUDITED)           (audited)
ASSETS

Current assets
    Cash & cash equivalents                                                        7,410,980           12,601,393
    Accounts receivable                                                            1,614,728            2,364,655
    Prepaid expenses                                                                 241,859              188,680
-------------------------------------------------------------------------------------------------------------------
                                                                                   9,267,567           15,154,728

Capital assets, net (Note 2)                                                         333,116              392,585
Other assets (Note 3)                                                                360,252              443,388
-------------------------------------------------------------------------------------------------------------------
                                                                                   9,960,935           15,990,701
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

LIABILITIES
Current liabilities
    Accounts payable and accrued liabilities                                       1,332,620            1,881,113
    Deferred revenue                                                               1,419,860            1,554,785
    Deferred credits                                                                 173,578              195,581
-------------------------------------------------------------------------------------------------------------------
                                                                                   2,926,058            3,631,479
-------------------------------------------------------------------------------------------------------------------

SHAREHOLDERS' EQUITY
    Common stock (Note 4)
        Authorized
           An unlimited number of Class "A" common shares,
               without par value
        Issued and outstanding
           12,818,189 common shares (12,997,551 in July 2004)                     38,370,359           38,556,828
    Contributed surplus                                                               49,000               49,000
    Deficit                                                                      (31,384,482)         (26,246,606)
-------------------------------------------------------------------------------------------------------------------
                                                                                   7,034,877           12,359,222
-------------------------------------------------------------------------------------------------------------------
                                                                                   9,960,935           15,990,701
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2005                2004                  2005                 2004
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $
REVENUES                                  1,279,434           1,442,302            5,030,841            3,872,091
-------------------------------------------------------------------------------------------------------------------

Cost of sales and product support          (346,095)           (393,062)          (1,328,460)          (1,192,690)
Research and development, net              (704,663)           (651,569)          (2,473,974)          (2,451,748)
Amortization of capital and other           (71,800)            (53,295)            (207,286)            (166,450)
    assets
Selling, general and
    administrative expenses              (1,973,532)         (1,839,149)          (6,290,926)          (5,356,052)
-------------------------------------------------------------------------------------------------------------------
Total operating expenses                 (3,096,090)         (2,937,075)         (10,300,646)          (9,166,940)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Operating loss                           (1,816,656)         (1,494,773)          (5,269,805)          (5,294,849)

Interest income, net                         38,383              71,262              131,929              277,987
-------------------------------------------------------------------------------------------------------------------

NET LOSS                                 (1,778,273)         (1,423,511)          (5,137,876)          (5,016,862)

Deficit at beginning of period          (29,606,209)        (22,963,257)         (26,246,606)         (19,369,906)
-------------------------------------------------------------------------------------------------------------------
DEFICIT AT END OF PERIOD                (31,384,482)        (24,386,768)         (31,384,482)         (24,386,768)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Basic and diluted loss per share              (0.14)              (0.11)               (0.40)              (0.38)
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    shares outstanding                   12,818,189          13,070,829           12,874,725           13,095,997

Net effect of dilutive stock
    options and warrants                          -                   -                    -                    -
-------------------------------------------------------------------------------------------------------------------

Weighted average number of
    diluted shares outstanding           12,818,189          13,070,829           12,874,725           13,095,997
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
(IN CANADIAN DOLLARS)
(UNAUDITED)

-------------------------------------------------------------------------------------------------------------------
                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2005                2004                  2005                 2004
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

OPERATING ACTIVITIES
    Net loss                             (1,778,273)         (1,423,511)          (5,137,876)          (5,016,862)
    Items not affecting cash
        Amortization of capital and          71,800              53,295              207,286              166,450
        other assets
    Changes in non-cash
        operating working
        capital items (Note 9)              823,509             (74,472)              13,330           (2,212,159)
-------------------------------------------------------------------------------------------------------------------
                                           (882,964)         (1,444,688)          (4,917,260)          (7,062,571)
-------------------------------------------------------------------------------------------------------------------

INVESTING ACTIVITIES
    Purchase of capital assets              (21,271)            (10,484)             (64,681)             (57,381)
-------------------------------------------------------------------------------------------------------------------
                                            (21,271)            (10,484)             (64,681)             (57,381)
-------------------------------------------------------------------------------------------------------------------

FINANCING ACTIVITIES
    Balance of Sale receivable                    -                   -                    -              588,483
    Repurchase of common shares                   -             (33,312)            (186,469)            (165,170)
    Deferred credits                         (7,334)             (7,334)             (22,003)             (22,002)
-------------------------------------------------------------------------------------------------------------------
                                             (7,334)            (40,646)            (208,472)             401,311
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

Decrease in cash and                       (911,569)         (1,495,818)          (5,190,413)          (6,718,641)
    Cash equivalents
Cash & cash equivalents,
    beginning of period                   8,322,549          15,121,603           12,601,393           20,344,426
-------------------------------------------------------------------------------------------------------------------
CASH & CASH EQUIVALENTS,
    END OF PERIOD                         7,410,980          13,625,785            7,410,980           13,625,785
-------------------------------------------------------------------------------------------------------------------
-------------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

The Corporation is involved in the design, development, marketing and support of software products and services that enable users to retrieve usable business information from large amounts of data. The software products, collectively known as the SAND Analytic Server and the SAND Searchable Archive, are designed to provide an efficient and cost-effective way for business users to make fast easy inquiries of large databases without the intervention of specialist Information Technology professionals. The Corporation is considered to have only one reportable business segment.

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

        USE OF ESTIMATES

        These financial statements have been prepared in accordance with Canadian generally accepted accounting principles, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and the disclosure of contingent liabilities at the date of the financial statements, and the reported amounts of revenue and expenses during the reporting period. Actual results could differ from those estimates.

        These unaudited interim financial statements do not include all disclosures required for annual financial statements and should be read in conjunction with the most recent annual financial statements as at and for the year ended July 31, 2004.

        BASIS OF CONSOLIDATION

        The consolidated financial statements include the accounts of the Corporation and its wholly-owned subsidiaries. All inter-company transactions and balances have been eliminated.

        REVENUE RECOGNITION

        The Corporation generates revenues principally through two sources: software licences and services. Software licence revenues are normally generated from licensing the perpetual use of the Corporation's software products. Service revenues are generated from sales of maintenance, implementation, consulting and training services performed for customers that licence the Corporation's products.

        Revenue from the sale of software licence agreements are recognized upon delivery of software if persuasive evidence of an arrangement exists, collection is probable, the fee is fixed or determinable and vendor-specific evidence of an arrangement exists to allocate the total fee to the different elements of an arrangement. Vendor-specific objective evidence is typically based on the price charged when an element is sold separately, or, in the case of an element not yet sold separately, the price established by management, if it is probable that the price, once established, will not change before market introduction.

        In circumstances where the implementation services are essential to the functionality of the software or where the software requires significant customization, the Corporation recognizes software licence revenue using the percentage-of-completion method over the implementation period. The percentage-of-completion is measured by the percentage of implementation hours incurred to date to estimated implementation hours. Past experience has shown expended hours to be the best measure of progress.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        REVENUE RECOGNITION (CONTINUED)

        Revenues from maintenance services for licences previously sold and implemented are recognized rateably over the terms of the contract.

        Revenue from consulting and training services, not considered as part of the implementation of software licences, are recognized as the services are provided.

        Amounts received in advance of the delivery of products or performance of services are classified as deferred revenue.



        CASH AND CASH EQUIVALENTS

        Cash and cash equivalents include unrestricted cash and highly liquid investments.



        CAPITAL ASSETS

        Capital assets are recorded at cost and are amortized over their estimated useful lives using the straight-line method over the following periods:

                  Furniture and equipment            5 years
                  Computer equipment                 3 years
                  Leasehold Improvements             over the lease term


        OTHER ASSETS

        Other assets comprise contract costs and acquired technology.

        (i)  Contract costs

             Contract costs are comprised of an amount paid to the vendor upon the transfer of a long-term service contract and will be amortized rateably over the term of the contract.

        (ii) Acquired technology

             The Corporation records its acquired technology at cost and amortizes such assets over their estimated useful lives using the straight-line method at an annual rate of 20%.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)


        RESEARCH AND DEVELOPMENT COSTS

        Research costs are charged to operations in the period in which they are incurred. Development costs are expensed as incurred unless a project meets the criteria under Canadian generally accepted accounting principles for deferral and amortization. The Corporation has not deferred any such development costs to date. Related tax credits are recorded as a reduction of research and development expenses.

        INCOME TAXES

        Income taxes are accounted for using the liability method of tax allocation. Future income tax assets and liabilities are determined based on deductible or taxable temporary differences between the financial statement values and tax values of assets and liabilities, using enacted income tax rates expected to be in effect for the year in which the differences are expected to reverse.


        DEFERRED CREDITS

        Deferred credits include deferred lease inducements, which are amortized on a straight-line basis over the term of the lease.


        FOREIGN EXCHANGE TRANSLATION

        Revenue, expenses and acquisition of non-monetary assets denominated in foreign currencies are translated into Canadian dollars at rates prevailing on the transaction dates. Monetary assets and liabilities are translated at rates in effect at the balance sheet date.

        The accounts of the subsidiaries included in the consolidated financial statements are translated into Canadian dollars using the temporal method. Under this method, monetary items are translated at exchange rates in effect at the balance sheet dates; non-monetary assets are translated at historical exchange rates. Revenue and expenses are translated at average exchange rates for the period, with the exception of depreciation of amortization of assets, which is translated at the same historical exchange rates as the related assets. Translation losses and gains are included in operations.

        EARNING PER SHARE

        Per share computations are based on the weighted average number of shares outstanding during the period. The dilutive effect of options is determined using the treasury stock method.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.      SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

        STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTS


        The Corporation accounts for stock-based compensation under the recommendations of Section 3870 of the Canadian Institute of Chartered Accountants (CICA) Handbook, STOCK-BASED COMPENSATION AND OTHER STOCK-BASED PAYMENTs, which sets standards for recognizing, measuring and disclosing stock-based compensation and other stock-based payments made in exchange for goods and services. The standards require the Corporation to use a fair value-based method for all stock-based awards and the recognition of an expense in the financial statements. See Note 4, stock option plan, for additional information.

        GUARANTEES

        In the normal course of its operations, the Corporation has entered into agreements that contain certain features which meet the definition of a guarantee under the guidance provided by Accounting Guideline 14.

              Certain agreements with its customers include intellectual-property indemnification obligations that are customary in the industry. These obligations would generally require the Corporation to compensate a third party for certain damages and claims incurred as a result of third-party intellectual-property claims arising from these agreements.

              The nature of these obligations prevents the Corporation from making a reasonable estimate of the maximum potential amount it could be required to pay. Historically, the Corporation has not made any payments under such obligations. The adoption of these recommendations did not have an impact on the Corporation's consolidated financial statements.

        IMPAIRMENT OF LONG LIVED ASSETS

              As of August 1, 2003, the Corporation adopted the new recommendations of CICA Handbook Section 3063, "Impairment of long-lived assets". This Section provides guidance on the recognition, measurement and disclosure of the impairment of long-lived assets. It replaces the write-down provisions in
              Section 3061 "Property, plant and equipment". The provisions of the Section require an impairment loss for a long-lived asset to be held and used to be recognized when its carrying amount exceeds the sum of the undiscounted cash flows expected from its use and eventual disposition. The impairment loss is measured as the amount by which its carrying amount exceeds its fair value. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

1.       SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES (CONTINUED)

         HEDGING RELATIONSHIPS

              As of August 1, 2003, the Corporation adopted the new recommendations of CICA Accounting Guideline 13, "Hedging relationships". This guideline deals with the identification, documentation, designation and effectiveness of hedges and also the discontinuance of hedge accounting, but does not specify hedge accounting methods. The adoption of this recommendation did not have an impact on the Corporation's consolidated financial statements.


         NEW ACCOUNTING POLICIES ADOPTED

              As of August 1, 2004, the Corporation adopted the following new Handbook Section of the CICA, which did not have an impact on the Corporation's consolidated financial statements.


         HANDBOOK SECTION 3110, "ASSET RETIREMENT OBLIGATIONS", FOCUSES ON THE RECOGNITION AND MEASUREMENT OF LIABILITIES FOR OBLIGATIONS ASSOCIATED WITH THE RETIREMENT OF PROPERTY, PLANT AND EQUIPMENT WHEN THOSE OBLIGATIONS RESULT FROM THE ACQUISITION, CONSTRUCTION, DEVELOPMENT OR NORMAL OPERATION OF THE ASSETS.

2.       CAPITAL ASSETS

                                                         APRIL 30, 2005                            JULY 31, 2004
                                   -----------------------------------------------------------    ---------------
                                                           Accumulated            Net Book            Net Book
                                         Cost             Depreciation              Value               Value
                                   ----------------     ----------------     -----------------     --------------
                                           $                    $                     $                   $
        Furniture and equipment          320,113              314,155                5,958               15,063
        Computer equipment               509,434              348,287              161,147              189,440
        Leasehold improvements           287,610              121,599              166,011              188,082
-----------------------------------------------------------------------------------------------------------------
                                       1,117,157              784,041              333,116              392,585
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

3.       OTHER ASSETS

                                                       APRIL 30, 2005                             JULY 31, 2004
                                   ---------------------------------------------------------    -----------------
                                                         Accumulated            Net Book             Net Book
                                       Cost             Depreciation              Value                Value
                                   --------------     ----------------     -----------------    -----------------
                                         $                    $                     $                    $
        Contract Costs                 471,100              110,848              360,252              443,388
-----------------------------------------------------------------------------------------------------------------
                                       471,100              110,848              360,252              443,388
-----------------------------------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.      COMMON STOCK

        (a) AUTHORIZED

        Unlimited number of Class "A" common shares without par value.


        SHARE REPURCHASE PROGRAM

        On December 17, 2003, the Corporation announced that its Board of Directors has authorized a share repurchase program under which it may repurchase up to a maximum of 654,710 of its outstanding Class "A" common shares from December 22, 2003 to December 22, 2004. The Corporation repurchased 276,038 Class "A" common shares for $316,307 under this program, including 179,362 Class "A" common shares for $186,469 from August 1, 2004 to December 22, 2004.

        On October 15, 2002, the Corporation announced that its Board of Directors had authorized a share repurchase program under which it may repurchase up to a maximum of 692,345 of its outstanding Class "A" common shares from October 23, 2002 to October 23, 2003. During the period of August 1, 2003 to October 23, 2003, the Corporation repurchased 70,100 Class "A" common shares for $111,668 under this program.



        (b) STOCK OPTION PLANS

        The company has two stock option plans. Under the 1996 Stock Incentive Plan, the Company may grant options to its regular full-time employees and those of its subsidiaries for up to a maximum of 1,100,000 common shares. Under the 1996 Stock Option Plan, the Company may grant options to its regular full-time employees directors and those of its subsidiaries for up to a maximum of 900,000 common shares. Under both plans, the exercise price of each option is not less than the market price of the Company's shares on the Nasdaq National Market System on the day prior to the date of grant, options vest rateably over a five year period and the option's maximum term is 10 years.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

4.     COMMON STOCK (CONTINUED)

        Activity in the stock option plans for the nine months period ended April 30, 2005 and fiscal 2004 was as follows:

                                          NINE MONTHS ENDED
                                            APRIL 30, 2005                     July 31, 2004
                                         ---------------------------     --------------------------
                                                         WEIGHTED                       Weighted
                                                         AVERAGE                        average
                                           OPTIONS       EXERCISE          Options      exercise
                                            (000)         PRICE             (000)        price
                                         ----------------------------------------------------------
                                              #            $US                #           $US
       Outstanding,
       beginning of period                      1,478          2.15            1,247          2.41
           Granted                                 71          1.00              261          1.16
           Exercised                                -             -                -             -
           Forfeited                              173          1.46               30          4.58
                                            ----------    ----------      -----------    ----------
       Outstanding,
       End of period                            1,376          2.18            1,478          2.15
                                            ==========    ==========      ===========    ==========
       Options exercisable
       at end of period                           732          2.67              592          2.83
                                            ==========    ==========     ============    ==========


         The following table summarizes significant ranges of outstanding options held by directors, officers, and employees as of April 30, 2005:

                                                Options outstanding                 Options exercisable
                                       --------------------------------------    ---------------------------
                                                    Weighted
                                                     average      Weighted                       Weighted
                                                    remaining     average                        average
         Ranges of exercise prices      Options       life        exercise         Options       exercise
         ($US)                           (000)       (years)       price            (000)         Price
                                       ---------------------------------------------------------------------
                                           #                        $US               #            $US
         less than 1.00                       160         1.22          0.69              160          0.69
         1.00 to 1.99                         808         7.98          1.04              258          1.04
         3.00 to 3.99                          20         1.22          3.38               20          3.38
         4.00 to 4.99                          47         2.70          4.40               47          4.40
         5.00 to 5.99                         309         5.96          5.08              216          5.10
         6.00 to 6.99                          28         4.30          6.36               27          6.36
         7.00 to 7.99                           4         3.59          7.00                4          7.00
                                       ----------- ------------ -------------    ------------- -------------
                                            1,376         6.38          2.18              732          2.67

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

5.      INCOME TAXES

        There was no income tax accrued during the nine-month period ended April 30, 2005.

6.      COMMITMENTS

        The Corporation is committed under operating leases for a total amount of approximately $1,514,500. The minimum payments due in each of the forthcoming years are as follows:

                                                       $
                      2005                           349,500
                      2006                           381,000
                      2007                           296,000
                      2008                           244,000
                      2009                           244,000


7.      SEGMENTED INFORMATION

        The Corporation is considered to have only one business segment.

        The Corporation has two geographic reportable segments commencing with the 1999 fiscal year. Both the North American and European segments distribute a full range of Nucleus Exploration series of products, including the Nucleus Exploration Mart/Warehouse and the Nucleus Prototype Mart/Warehouse. The accounting policies of the segments are the same as described in the summary of significant accounting policies. The Company evaluates segment performance based on earnings before income taxes. Sales for each segment are based on the location of the third party customer. All intercompany transactions between segments have been eliminated.


        As at and for the three months ended April 30,

      ---------------------------------------------------------------------------------------------------------------
                                                          North America                        Europe
      ---------------------------------------------------------------------------------------------------------------
      2005
      Net sales                                                       564,148                     715,286
      (Loss) before income taxes                                   (1,392,077)                   (386,196)
      Identifiable assets                                           8,213,040                   1,747,895

      ---------------------------------------------------------------------------------------------------------------
      2004
      Net sales                                                       337,285                   1,105,017
      (Loss) earnings before income taxes                          (1,758,936)                    335,425
      Identifiable assets                                          14,700,349                   3,161,582

      ---------------------------------------------------------------------------------------------------------------

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

7.      SEGMENTED INFORMATION (CONTINUED)


        As at and for the nine months ended April 30,

      -------------------------------------------------------------------------------------------------------------
                                                          North America                        Europe
      -------------------------------------------------------------------------------------------------------------
      2005
      Net sales                                                     2,389,980                   2,640,861
      Loss before income taxes                                     (3,709,925)                 (1,427,951)
      Identifiable assets                                           8,213,040                   1,747,895

      -------------------------------------------------------------------------------------------------------------
      2004
      Net sales                                                     1,075,715                   2,796,376
      (Loss) before income taxes                                   (4,758,257)                   (258,605)
      Identifiable assets                                          14,700,349                   3,161,582

      -------------------------------------------------------------------------------------------------------------


8.      FINANCIAL INSTRUMENTS

        FAIR VALUE OF FINANCIAL INSTRUMENTS

        As at April 30, 2005, the estimated fair market value of cash and cash equivalents, accounts receivable, loan and accounts payable and accrued liabilities is equal to the book value, given the short-term nature of these items.


        CREDIT RISK

        The Corporation's exposure to credit risk as of April 30, 2005, is equal to the carrying amount of its financial assets.

        CONCENTRATION OF CREDIT RISK

        Credit risk concentration with respect to trade receivables is limited due to the relatively large size of the Corporation's customers.


        CURRENCY RISK

        The Corporation operates internationally and is exposed to market risk principally from changes in foreign currency rates. The Corporation does not hold any financial instruments that mitigate this risk.

SAND TECHNOLOGY INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS
(IN CANADIAN DOLLARS)
(UNAUDITED)
--------------------------------------------------------------------------------

9.       CHANGES IN NON-CASH OPERATING WORKING CAPITAL ITEMS

                                      THREE MONTHS        Three months           NINE MONTHS          Nine months
                                          ENDED               ended                 ENDED                ended
                                        APRIL 30,           April 30,             APRIL 30,            April 30,
                                          2005                2004                  2005                 2004
-------------------------------------------------------------------------------------------------------------------
                                            $                   $                     $                    $

        Accounts receivable               1,191,450            (678,119)             749,927           (1,159,174)
        Prepaid expenses                     39,622              14,370              (53,179)             (93,123)
        Deferred revenue                    (82,422)            643,277             (134,925)             417,288
        Accounts payable and
          accrued liabilities              (325,141)            (54,000)            (548,493)          (1,377,150)
-------------------------------------------------------------------------------------------------------------------
        Changes in non-cash
          operating working
          capital items                     823,509             (74,472)              13,330           (2,212,159)
-------------------------------------------------------------------------------------------------------------------

10.     COMPARATIVE FIGURES

        Certain figures for prior periods have been reclassified in order to conform to the presentation adopted in the current period.

                                   SIGNATURES



         Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                                SAND TECHNOLOGY INC.



June 14, 2005                                   /s/ Arthur Ritchie
                                                --------------------------------
                                                Arthur Ritchie
                                                Chairman of the Board, President
                                                and Chief Executive Officer